Exhibit 99.1

4 May 2023

ABCAM PLC

Business Update

Cambridge, UK: Abcam plc (“Abcam,” “Company,” “Group”) (Nasdaq: ABCM), a global leader in the supply of life science research tools, today provides the following updates.

As part of the five-year strategy set out in 2019, focusing on generating durable revenue growth, the Company invested to remove scalability constraints through critical investments in its people, processes, facilities and technology.

Abcam has now successfully transitioned from implementation of these growth initiatives to focus on driving operating leverage from these investments, including the recently implemented Oracle Cloud ERP.

Over the past several months, management and the Board have undertaken a broad review of the installed capabilities with an emphasis on delivering excellent customer experience, tightening operational efficiency and positioning the organisation for long term growth.

Today, the Company is announcing incremental cost refinement actions which are expected to result in a reduction in annualised run rate operating expenses in excess of £15 million by 2024.

The Company expects to achieve these savings through consolidating elements of its global footprint by leveraging the investment in the expansion of our Waltham, MA site, streamlining its organization by reducing management structures, including consolidation of sales and marketing functions, and eliminating redundant processes for faster and more effective decision making.

Revenue growth remains a priority, and the Company continues to invest in its people and the strategic enterprise tools that will enhance efficiency and customer experience in FY2023 and beyond.

These changes are already underway. The costs of implementation will be taken as an adjusting item in FY2023.

FY2023 Outlook

Based on the expected phasing of these actions and the impact on this year’s operating expenses, the Company is providing guidance on FY2023 adjusted operating profit margins, which are expected to be between 27% to 28%.

The Company reiterates its reported revenue guidance of approximately £420 million to £440 million, representing 15% to 20% constant exchange rate revenue growth.

FY2024 Goal

The Company is reiterating its 2024 revenue goals of £450 million to £525 million1 with adjusted operating profit margins of greater than 30%.

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays, and other research tools to address important targets in critical biological pathways.

[1]	FY24 Revenue goals calculated at the average exchange rates for the 12 months ended June 2021.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers’ uses Abcam’s antibodies, reagents, biomarkers, and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Abcam’s portfolio and ambitions, cost refinement and efficiency initiatives, and our future results of operations and financial position such as our outlook for FY2023 and performance goals for FY2024 are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: challenges in implementing our strategies for revenue growth in light of competitive challenges; the development of new products or the enhancement of existing products, and the need to adapt to significant technological changes or respond to the introduction of new products by competitors to remain competitive; our customers discontinuing or spending less on research, development, production or other scientific endeavors; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; the ongoing COVID 19 pandemic, including variants, continues to affect our business, including impacts on our operations and supply chains; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; our products failing to satisfy applicable quality criteria, specifications and performance standards; failing to maintain and enhance our brand and reputation; ability to react to unfavorable geopolitical or economic changes that affect life science funding; failing to deliver on transformational growth projects; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of our American Depositary Shares (“ADS”); and the other important factors discussed under the caption “Risk Factors” in Abcam’s Annual Report on Form 20-F for the year ended December 31, 2022 (“Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2023, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s subsequent filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Use of Non-IFRS Financial Measures

To supplement our audited financial results prepared in accordance with International Financial Reporting Standards (“IFRS”) we present Adjusted Operating Profit, Adjusted Operating Profit Margin, Total Constant Exchange Rate Revenue (“CER revenue”), which are financial measures not prepared in accordance with IFRS (“non-IFRS financial measures”). We believe that the presentation of these non-IFRS financial measures provide useful information about our operating results and enhances the overall understanding of our past financial performance and future prospects, allowing for greater transparency with respect to key measures used by management in its financial and operational decision making. These non-IFRS financial measures are supplemental in nature as they include and/or exclude certain items not included and/or excluded in the most directly comparable IFRS financial measures and should not be considered in isolation, or as a substitute for, financial measures prepared in accordance with IFRS. Further, other companies may calculate these non-IFRS financial measures differently than we do, which may limit the usefulness of those measures for comparative purposes.

Management believes that the presentation of (a) Adjusted Operating Profit, Adjusted Operating Profit Margin, provide useful information to investors and others as management regularly reviews these measures as important indicators of our operating performance and makes decisions based on them, (b) CER revenue provides useful information to investors and others as management regularly reviews this measure to identify period-on-period or year-on-year performance of the business and makes decisions based on it, and (c) Adjusted Selling, General and Administrative expenses and Adjusted Research & Development expenses provide useful information to investors and others as management regularly reviews these measures to identify period-on-period or year-on-year performance of the business and makes decisions based on it, and (d) Free Cash Flow provides useful information to investors and others because management regularly reviews this measure as an important indicator of how much cash is generated by business operations, excluding capital related items, and provides an indication of the amount of cash available for discretionary investing or financing after removing capital related items, and makes decisions based on it.

Please see the following “Non-IFRS Financial Measures” for a qualitative reconciliation of non-IFRS financial measures presented in this Trading Update to their most directly comparable IFRS financial measures. We define:

•

Adjusted Operating Profit as profit for the period / year before taking account of finance income, finance costs, tax, exceptional items, share-based payments, restructuring activities, and amortization of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business; and we identify and determine items to be exceptional based on their nature and incidence or by or by their significance (“exceptional items”). As a result, the composition of exceptional items may vary from period to period / year to year.

•	Adjusted Operating Profit Margin as adjusted operating profit calculated as a percentage of revenue.

•	CER as our total revenue growth from one fiscal period / year to the next on a constant exchange rate basis.

Management is unable to present quantitative reconciliations of Adjusted Operating Profit, Adjusted Operating Profit Margin, and CER revenue to their respective most directly comparable IFRS financial measures of Operating Profit, Operating Profit Margin and Reported Revenue on a forward-looking basis, because items that impact these IFRS financial measures are not within our control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.

Abcam plc

Tommy Thomas, CPA

Vice President, Investor Relations

+1 617-577-4205

152 Grove Street, Building 1100

Waltham, MA 02453